

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2022

James Cacioppo
Chairman and Chief Executive Officer
Jushi Holdings Inc.
301 Yamato Road, Suite 3250
Boca Raton, FL 33431

> **Re: Jushi Holdings Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted July 7, 2022**
> **CIK No. 0001909747**

Dear Mr. Cacioppo:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 7, 2022.

Cautionary Note Regarding Forward-Looking Statements, page 21

1. We note your references to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because you are not currently a reporting company. See Section 27A(a)(1) of the Securities Act. Therefore, please either delete all references to the Private Securities Litigation Reform Act or make it clear that the safe harbor does not apply to this offering.

Business
Product Selection and Offerings, page 50

2.   We note your response to comment 5 and reissue. Your disclosure on page 50 does not appear to state whether your CBD products are are derived from hemp containing no more than 0.3 percent THC. Please revise or otherwise advise.

     You may contact Julie Sherman at 202-551-3640 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Christopher Edwards at 202-551-6761 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: W. Stuart Ogg, Esq.